As filed with the Securities and Exchange Commission on January 8, 1998. Registration No.______________

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                 A Washington Corporation--IRS No. 91-0609840

                            929 West Sprague Avenue
                           Spokane, Washington 99201
                                (509) 838-3111

                               Agent for Service
                       C. Paul Sandifur, Jr., President
                 Metropolitan Mortgage & Securities Co., Inc.
                            929 West Sprague Avenue
                               Spokane, WA 99201
                                (509) 838-3111

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/  /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                     Proposed      Proposed
                                      maximum      maximum
Title of each class     Amount       offering     aggregate      Amount of
of securities to be     to be        price per     offering     registration
    registered        registered       unit         price           fee
___________________  ____________    _________   ____________   ____________
Investment
  Debentures
  Series III         $100,000,000        $1      $100,000,000     $30,303

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                    PART I
                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                             Cross Reference Sheet
              Showing Location in Prospectus of Items of the Form

                Item of Form                           Location
     __________________________________         _______________________
1.   Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus----------------         Outside Front Cover
                                                Page
2.   Inside Front and Outside Back
     Cover Pages of Prospectus---------         Inside Front Cover Page
3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges and Preferred Stock
     Dividends-------------------------         Prospectus Summary;
                                                Summary Consolidated
                                                Financial Data; Risk
                                                Factors
4.   Use of Proceeds-------------------         Use of Proceeds
5.   Determination of Offering Price---         *
6.   Dilution--------------------------         *
7.   Selling Security Holders----------         *
8.   Plan of Distribution--------------         Plan of Distribution
9.   Description of Securities to be
     Registered------------------------         Description of
                                                Debentures
10.  Interests of Named Experts and
     Counsel---------------------------         Legal Matters; Experts
11.  Information with Respect to the
     Registrant------------------------         Front Cover Page;
                                                Prospectus Summary;
                                                Capitalization
12.  Incorporation of Certain
     Information by Reference----------         Available Information;
                                                Incorporation of
                                                Certain Documents by
                                                Reference
13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities-------------------         Indemnification

* Not applicable or negative.

            SUBJECT TO COMPLETION DATED JANUARY 8, 1998.

                            PROSPECTUS

           METROPOLITAN MORTGAGE & SECURITIES CO., INC.
          $100,000,000 Investment Debentures, Series III

      A holder of Investment Debentures, Series III of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") may elect to receive interest monthly, quarterly, semi-annually or annually without compounding; or at the election of the Debentureholder, if interest is left with Metropolitan it will compound semi-annually until maturity; or at the election of the Debentureholder, the Debentures will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner.

      The Debentures are unsecured debt instruments, senior in liquidation to outstanding equity securities of Metropolitan, subordinate to collateralized debt of the Consolidated Group (Metropolitan and its subsidiaries), subordinate to all debt of the subsidiaries included in the Consolidated Group, on parity with unsecured accounts payable and accrued liabilities of Summit and on parity with all previously issued and outstanding debentures. At September 30, 1997, the Consolidated Group had approximately $868,226,000 of debt senior to and approximately $4,837,000 of debt in parity with approximately $185,214,000 of outstanding debentures.

      Metropolitan reserves the right to change prospectively, by way of a supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Debentures. The current provisions are set forth below. See "DESCRIPTION OF DEBENTURES."

 MINIMUM                                                       ANNUAL
INVESTMENT               TERM TO MATURITY                   INTEREST RATE
__________               ________________                   ______________
$                                                                    %
$                                                                    %
$                                                                    %

      There is no trading market for the Debentures and none is expected to be established in the future. See "RISK FACTORS."

 This offering of Debentures is subject to withdrawal or cancellation by Metropolitan without notice.

      FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE DEBENTURES OFFERED HEREBY, SEE "RISK FACTORS" ON PAGE ___ OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  UNDERWRITING
                  PRICE TO       DISCOUNTS AND        PROCEEDS TO ISSUER
                   PUBLIC        COMMISSIONS(1)       OR OTHER PERSONS(2)
                ____________   _________________   ________________________
Per Debenture       100%            0% to 6%              100% to 94%
Total:          $100,000,000    None-$6,000,000    $100,000,000-$94,000,000

      (1) There is no direct sales charge to the investor. Debentures earn interest, without deduction for underwriting discounts or commissions. Metropolitan will reimburse its underwriters for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Debentures depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

      (2)  Before deducting other expenses estimated at $205,000.

      The Debentures are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. The offering is subject to NASD Rule 2720. See "PLAN OF DISTRIBUTION." No offering will be made pursuant to this prospectus subsequent to January 31, 1999.

      The date of this Prospectus is ____________________.

                     INSIDE FRONT COVER PAGE OF PROSPECTUS

      No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Debentures offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

      Metropolitan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Metropolitan with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:\\www.sec.gov).

      Metropolitan has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Debentures offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are incorporated herein by reference in this Prospectus:

      Annual report on Form 10-K for the fiscal year ended September 30, 1997 (filed January 8, 1998).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Metropolitan will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc.,

 PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ____
Available Information-------------------------------------

Incorporation of Certain Documents by Reference-----------

Prospectus Summary----------------------------------------

Capitalization--------------------------------------------

Summary Consolidated Financial Data-----------------------

Risk Factors----------------------------------------------

Description of Debentures---------------------------------

Legal Matters---------------------------------------------
  Legal Opinion-------------------------------------------
  Legal Proceedings---------------------------------------

Experts---------------------------------------------------

Plan of Distribution--------------------------------------

Use of Proceeds-------------------------------------------

Indemnification-------------------------------------------

                              PROSPECTUS SUMMARY

      This summary is qualified in its entirety by reference to, and should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. This offering involves certain considerations to prospective investors which are set forth in "DESCRIPTION OF DEBENTURES" & "RISK FACTORS."

THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

      Metropolitan was established and incorporated in the State of Washington in January, 1953. Its principal executive offices are located at 929 West Sprague Avenue, Spokane, WA 99201. Its mailing address is P.O. Box 2162, Spokane, WA 99210-2162 and its telephone number is (509) 838-3111. Where reference herein is intended to include Metropolitan and its subsidiaries, they are jointly referred to as the "Consolidated Group." Where reference herein is intended to refer to Metropolitan, (e.g. the parent company) it is referred to individually as "Metropolitan."

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding, selling, originating and servicing receivables (hereinafter "Receivables"). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by lenders who specialize in borrowers with impaired credit histories or non-conventional properties. In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities.

      The Consolidated Group invests in Receivables using funds generated from the sale and securitization of Receivables, collateralized borrowing, Receivable cash flows, the sale of annuities, the sale of debentures and preferred stock, the sale of real estate, and securities portfolio earnings. Metropolitan provides Receivable acquisition services, for a fee, to its insurance subsidiary, Western United Life Assurance Company ("Western United"). Metwest Mortgage Services, Inc. ("Metwest"), a wholly owned subsidiary of Metropolitan, services the Receivables for Metropolitan and Western United. Metropolitan and Metwest also provide Receivable acquisition, management and collection services, for a fee, to the following companies which are affiliated through common control by C. Paul Sandifur, Jr., President of Metropolitan: Summit Securities, Inc. ("Summit"),

 Old Standard Life Insurance Company ("Old Standard") and Arizona Life Insurance Co. ("Arizona Life").

      The Consolidated Group owns various repossessed and other properties, all of which are held for sale and/or development, including a timeshare condominium resort in Hawaii.

      At September 30, 1997, the Consolidated Group had 471 full-time equivalent employees. No personnel are represented by any labor organization and the Consolidated Group considers relations with its employees to be satisfactory.

      Metropolitan's principal office and its subsidiaries' principal offices, are located in commercial buildings in downtown Spokane, Washington on property owned by Metropolitan consisting of a full city block with an aggregate rentable area of approximately 50,000 square feet. On November 14, 1997, Metropolitan acquired an approximately 200,000 square foot office building located at 601 West First Avenue, Spokane, Washington, approximately three blocks from the current headquarters. Approximately 50% of the building is currently leased by other tenants. Metropolitan anticipates moving its headquarters to this building in late spring 1998.

Terms

      For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document.

      Consolidated Group: This term refers to the combined businesses consisting of Metropolitan and all of its subsidiaries.

      Debentures: When this term is capitalized, it refers to the Investment Debentures being offered herein. When this term is not capitalized, it refers to debentures generally.

      Metropolitan: This term refers to the parent company, Metropolitan Mortgage & Securities, Co., Inc., exclusive of its subsidiaries.

      Metwest:  Metwest Mortgage Services, Inc., a subsidiary of Metropolitan.

      Preferred Stock: When this term is uncapitalized, it refers to preferred stock generally. When this term is capitalized, it refers to any Preferred Stock which may be offered contemporaneously with this Debenture offering.

      Receivables: Investments in cash flows, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

      Western United: Western United Life Assurance Company, a subsidiary of Metropolitan.

      Affiliated Companies: The following companies are affiliated with Metropolitan through the common control of C. Paul Sandifur, Jr. Metropolitan and its subsidiaries provide services to these companies for a fee and engage in various business transactions with these companies:

      Arizona Life:  Arizona Life Insurance Company

      Summit:  Summit Securities, Inc.

      MIS:  Metropolitan Investment Securities, Inc.

      Summit PD:  Summit Property Development, Inc.

      Old Standard:  Old Standard Life Insurance Company.

                       ORGANIZATIONAL CHART
                    (as of September 30, 1997)

           METROPOLITAN MORTGAGE & SECURITIES CO., INC.
_________________________________|________________________________
              |                  |                |
             100%                |              96.5%*
       Metwest Mortgage          |         Consumers Group
        Services, Inc.           |         Holding Co, Inc.
                                 |                |
                                 |              100%
                                 |       Consumers Insurance
                                 |            Co., Inc.
                                 |                |
                                 |              75.5%
                               24.5% ->     Western United
                                          Life Assurance Co.

      The above chart lists the Consolidated Group's principal operating subsidiaries and their ownership.

      Metropolitan Mortgage & Securities Co., Inc.: Parent organization, invests in Receivables and other investments, including real estate development, with proceeds from Receivable investments, other investments, and securities offerings.

      Consumers Group Holding Co., Inc.: A holding company, its sole business activity currently being that of a shareholder of Consumers Insurance Co., Inc.

      Consumers Insurance Co., Inc.: Inactive property and casualty insurer, its principal business activity currently being that of a shareholder of Western United Life Assurance Company.

      Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the Consolidated Group, is engaged in investing in Receivables and other investments principally funded by life insurance policy and annuity contract sales.

      Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender, and is licensed as a Fannie Mae seller/servicer.

      * The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit.

                                 THE OFFERING

DEBENTURES

Offering . . . . This Debenture offering consists of $100,000,000 in principal of Investment Debentures, Series III issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Debentures which must be sold. Debentures are issued in book entry form. See "DESCRIPTION OF DEBENTURES."

Debentures . . . . The Debentures are unsecured indebtedness of Metropolitan.
At September 30, 1997, Metropolitan had outstanding approximately $185,214,000 (principal and compounded and accrued interest) of debenture debt and $4,918,000 (principal and accrued interest) of collateralized debt and similar obligations. See "CAPITALIZATION."

Use of Proceeds . . . . The proceeds of this Debenture offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies), retiring maturing debentures, preferred stock dividends, property development, and for general corporate purposes. See "USE OF PROCEEDS."

Principal and Interest Payments . . . . Debentureholders may elect to receive interest monthly, quarterly, semi-annually or annually (without compounding); or at the election of the Debentureholder, if interest is left with Metropolitan it will compound semi-annually until maturity; or Debentureholders may elect to be paid equal monthly installments of principal and interest pursuant to an amortization schedule selected by the holder. The minimum investment amounts, terms and interest rates on unissued Debentures offered hereby may be changed from time to time by Metropolitan, by way of a supplement to this Prospectus. Any such change shall not affect the rate of interest of any Debentures issued prior to the change. See "DESCRIPTION OF DEBENTURES-Payment of Principal and Interest."

                                CAPITALIZATION

      The following table sets forth the capitalization of Metropolitan and its consolidated subsidiaries at September 30, 1997.

                                                               Amount
                                                             Outstanding
                                                             (Dollars in
Class                                                          Thousands)
_____                                                       ______________
Debt Payable
  Reverse repurchase agreements with Seattle
    Northwest, interest at 6.15% per annum;
    due on October 2, 1997; collateralized by
    $2,900,000 in U.S. Treasury Bonds...........               $  2,896

  Real estate contracts and mortgage notes
    payable, interest rates ranging from 3%
    to 11.6% per annum, due through 2016........                  1,989
                                                               ________
      Total Debt Payable........................                  4,885
                                                               ________

Debenture Bonds
  Investment Debentures, Series II, maturing
    1997 to 2002, at 5.5% to 11%................                158,684
  Investment Debentures Series I, maturing
    in 1997 to 2007 at 7.5% to 10.25%...........                    485
  Compound and accrued interest.................                 26,045
                                                               ________
    Total Debenture Bonds.......................                185,214
                                                               ________

Stockholders' Equity
  Preferred Stock...............................                 20,954
  Common Stock..................................                    293
  Additional paid-in capital....................                 18,596
  Net unrealized losses on investments..........                   (266)
  Retained earnings.............................                 14,536
                                                               ________
    Total Stockholders' Equity..................                 54,113
                                                               ________
Total Capitalization............................               $244,212
                                                               ========

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1997 and 1996 and for the years ended September 30, 1997, 1996 and 1995 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, Metropolitan's consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K, which is incorporated herein by reference. The consolidated financial data shown below as of September 30, 1995, 1994 and 1993 and for the years ended September 30, 1994 and 1993 have been derived from the consolidated financial statements not included elsewhere herein.

                                                        Year Ended September 30,
                                ________________________________________________________________________
                                   1997           1996            1995           1994            1993
                                __________     __________      __________     __________      __________
                                             (Dollars in Thousands Except Per Share Amounts)
CONSOLIDATED STATEMENTS OF
  INCOME DATA:
Revenues                        $  155,135     $  156,672      $  138,107     $  138,186      $  133,113
                                ==========     ==========      ==========     ==========      ==========
Income before minority
  interest and cumulative
  effect of change in
  accounting principle          $    9,791     $    8,146      $    6,376     $    5,702      $    8,558
Income allocated to
  minority interests                  (123)          (108)            (73)          (224)           (255)
                                __________     __________      __________     __________      __________
Income before cumulative
  effect of change in
  accounting for income
  taxes                              9,668          8,038           6,303          5,478           8,303
Cumulative effect of
  change in accounting
  for income taxes(1)               --             --              --             --              (4,300)
                                __________     __________      __________     __________      __________
Net income                           9,668          8,038           6,303          5,478           4,003


Preferred stock dividends           (4,113)        (3,868)         (4,038)        (3,423)         (3,313)
                                __________     __________      __________     __________      __________
Income applicable to
  common stockholders           $    5,555     $    4,170      $    2,265     $    2,055      $      690
                                ==========     ==========      ==========     ==========      ==========
Ratio of earnings to fixed
  charges                             1.77           1.46            1.35           1.29            1.43
Ratio of earnings to fixed
  charges and preferred stock
  dividends(3)                        1.31           1.14            1.03           1.04            1.17
PER COMMON SHARE DATA(2):
Income before cumulative
  effect of change in
  accounting principle          $   42,733     $   32,073      $   17,288     $   14,996      $   37,239
Cumulative effect of change
  in accounting principle(1)        --             --              --             --             (32,089)
                                __________     __________      __________     __________      __________
Income applicable to
  common stockholders(4)        $   42,733     $   32,073      $   17,288     $   14,996      $    5,150
                                ==========     ==========      ==========     ==========      ==========
Weighted average number of
  common shares outstanding(2)         130            130             131            137             134
                                ==========     ==========      ==========     ==========      ==========
Cash dividends per common
  share                         $   --         $   --          $    3,800     $      675      $      675
                                ==========     ==========      ==========     ==========      ==========
CONSOLIDATED BALANCE SHEET
  DATA:
Total assets                    $1,112,389     $1,282,659      $1,078,468     $1,063,290      $1,031,958
Debentures, other debt
  payable and securities sold,
  not owned                        190,131        363,427         226,864        261,500         234,497
Stockholders' equity                54,113         46,343          40,570         32,625          32,781

(1) Change in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109-"Accounting for Income Taxes."

(2) All information is displayed in whole dollars and retroactively reflects the reverse common stock split of 2,250:1 which occurred during the fiscal year ended September 30, 1994.




(3) The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.31, 1.14, 1.03, 1.04 and 1.17 for the years ended September 30, 1997, 1996, 1995, 1994 and 1993, respectively.

      Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.01, 1.11, 1.05, 1.34 and 1.06 for the years ended September 30, 1997, 1996, 1995,
      1994 and 1993, respectively.

      The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September 30, 1997 - 1.77; 1996 - 1.46; 1995 - 1.35; 1994 - 1.29; and 1993 - 1.43. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.36, 1.48, 1.40, 1.36 and 1.31 for the years ended September 30, 1997, 1996, 1995, 1994 and 1993, respectively.

(4) Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.

                                 RISK FACTORS

      Investment in the Debentures offered hereby involves a certain degree of risk. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ as a result of various factors, including without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

      1. Risk of Fluctuation in Interest Rates: During the twelve month period ending September 30, 1998, more of the Consolidated Group's financial liabilities, principally annuities and debentures, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to increase as the spread between interest revenues and interest expense improves. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity (as opposed to book value)is the difference between the fair value of all assets less the fair value of all liabilities. The impact of a change in rates will be reflected to the greatest extent in the fair value of assets and liabilities having the longest maturities or time until their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they may be able to refinance such loans at lower rates of interest. This factor reduces the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. The Consolidated Group purchases the majority of its Receivables collateralized by real estate at a discount. The yield on these Receivables may be improved when recognition of the discount is accelerated through prepayments. While interest rates evidenced a fairly stable to declining trend during the twelve months preceding the date of this prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

      2.  Dependence Upon Securitization and Direct Sales of Receivables:
Metropolitan, Metwest and Western United sell pools of Receivables through direct sales and through securitizations. During the years ended September 30, 1997 and 1996, gains from the sale of Receivables were approximately $21.7 million and $12.7 million, respectively. These gains substantially contributed to the net income of the Consolidated Group for each of these two years. Adverse changes in the markets for the Consolidated

       Group's Receivables, including but not limited to fluctuations in interest rates, increased competition and regulatory changes could impair its ability to sell Receivables. Any such impairment could have a material adverse effect upon the Consolidated Group's future results of operations and financial condition, including its future profitability and liquidity position.

      As a result of securitizations, the Consolidated Group has acquired residual interests in the securitized loan pools aggregating, at market, approximately $18.8 million at September 30, 1997. These residual interests are valued by the Consolidated Group, and accrue income, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although management believes that it has made reasonable assumptions, actual experience may vary from its estimates. The value of the residual interests and the amount of income accrued will have been overstated if prepayments or losses are greater than anticipated.

      3. Dependence Upon Insurance Subsidiary Earnings and Restrictions on Subsidiary Dividends and Fees: At September 30, 1997, 85% of the Consolidated Group's assets were held by its insurance subsidiary, Western United. Metropolitan receives dividends from Western United. Insurance company regulations restrict transfers of assets and the amount of dividends that Western United may pay. Accordingly, to the extent of such restrictions, assets and earnings of Western United are not available to Metropolitan without special permission from the Insurance Commissioner. This restriction on dividends could adversely affect Metropolitan's ability to pay interest, retire debentures and meet its other obligations. The total unrestricted statutory surplus of Western United was approximately $8,597,000 as of September 30, 1997.

      Metropolitan and its subsidiaries charge Western United for facilities rental, general office services, and for their services in acquiring and servicing Receivables. Services are provided pursuant to agreements that are subject to approval by the Office of the Insurance Commissioner of the State of Washington. To the extent that such fees could be restricted by the Office of the Insurance Commissioner, Metropolitan's ability to pay interest, retire debentures and meet its other obligations could be adversely affected.

      4. Dependence Upon Leverage Financing: The Consolidated Group's principal sources of cash flow include the sale and securitization of Receivables, collateralized borrowing, Receivable payments, proceeds from the sale of annuities, the sale of debentures and preferred stock, the sale of real estate, and securities portfolio earnings. To the extent the Consolidated

       Group's cash flow is insufficient or unavailable for the repayment of debentures which mature during the period ending January 31, 1998, portions of the net proceeds of this Debenture offering may be used for such purpose. See "USE OF PROCEEDS." Approximately $28,722,000 in principal amount of debentures will mature between February 1, 1998 and January 31, 1999. Historically, approximately 40% to 60% of maturing debentures are reinvested. Reinvestment levels for 1997 were approximately 50% due in part to an approximate four month period when no debentures could be reinvested because Metropolitan's offering was pending registration with the Commission. Metropolitan's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of debentures and preferred stock. The amount of debentures and preferred stock that may be issued and outstanding may be limited by the State of Washington, pursuant to the Debenture Company Act. Also See "RISK FACTORS-Government Regulations."

      The following table summarizes anticipated cash requirements for principal and interest obligations of Metropolitan's debentures and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2002 based on amounts outstanding at September 30, 1997 and assuming no reinvestment of maturing debentures:

 Fiscal Year                                      Preferred
   Ending             Debenture    Other Debt       Stock
September 30,           Bonds        Payable      Dividends        Total
______________       __________    __________     __________     _________
                                      (Dollars in Thousands)
1998                 $   62,507    $    3,898     $    4,351     $  70,756
1999                     51,782           377          4,351        56,510
2000                     50,403           233          4,351        54,987
2001                      8,331           269          4,351        12,951
2002                     34,604           152          4,351        39,107
                     __________    __________     __________     _________
                     $  207,627    $    4,929     $   21,755     $ 234,311
                     ==========    ==========     ==========     =========

      5.  Risk of Fluctuation in Life Insurance and Annuity Termination Rates:
An increase in the number of life insurance and annuity contract terminations will tend to negatively impact the insurance subsidiary's earnings (and in turn  the  Consolidated  Group's  earnings)  by  requiring  the  expensing  of unamortized
        deferred acquisition costs related to surrendered policies. Annuity and life policy surrenders can be impacted by, among other things, interest rate fluctuations, competition, and changes in tax regulations and other regulations. At September 30, 1997, deferred policy acquisition costs on annuities were approximately 8.1% of annuity reserves. Surrender charges typically do not exceed 9% of the annuity contract balance at the annuity contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates, adjusted for internal rollovers (surrender of one policy and reinvestment into another), for the calendar years 1996, 1995 and 1994 were 14.7%, 18.9%, and 21.5%, respectively. Deferred policy acquisition costs on life insurance products were approximately 12.5% of life reserves at September 30, 1997. Life insurance termination rates were 6.7%, 7.7% and 9.8%, respectively, in calendar 1996, 1995 and 1994.

      6.  Risks Related to Investments in Receivables:

      Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase and origination of Receivables collateralized by real estate. All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by many things including changes in local economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. Metropolitan's investment underwriting procedure includes a review of demographics, market trends, property value, economy, and the buyer's credit. The Consolidated Group purchases Receivables nationwide, allowing it to diversify its investments geographically. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

      Investments in Other Receivables, Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor (generally an unrelated insurance company, or a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. Metropolitan's underwriting procedures vary with the type of investment and generally include a review of the credit rating of the payor, and other relevant factors designed to evaluate the risk of the particular investment. Management believes that its underwriting procedures minimize the risk of default, and of loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default, or loss in the event of a default.

      As   of   September  30,  1997,  the  Consolidated  Group's   Receivable
investments as a percentage of total Receivables consisted of the following:

         76%  Receivables collateralized by real estate
          4%  Annuities
         20%  Lotteries and loans collateralized by lotteries

      The following table demonstrates the relative concentration of the Consolidated Group's Receivable investments collateralized by real estate and other investments as a percentage of total assets.

                                             September 30,
                                 _____________________________________
                                  1997           1996            1995
                              ___________     __________      __________
                                        (Dollars in Thousands)
                                     (Percentage of Total Assets)
Carrying Value of Real
  Estate Held For Sale
  and/or Development         $   81,802      $   84,333     $   91,105
                                      7%              7%             8%
Face Value of Real
  Estate Receivables*        $  528,208      $  681,178     $  617,513
                                     47%             53%            57%
Other Receivable
  Investments                $  164,534      $  107,494     $   41,591
                                     15%              8%             4%
Face Value of
  Receivables In
  Arrears for Three
  Months Or More             $   36,000      $   26,500     $   17,500
                                      3%              2%             2%


Carrying Value of
  Trading Securities,
  Securities
  Available for Sale,
  and Securities Held
  To Maturity                $  184,829      $  163,303     $  219,904
                                     17%             13%            20%
TOTAL ASSETS                 $1,112,389      $1,282,659     $1,078,468
                                    100%            100%           100%

      * As of September 30, 1997, 99% of the Receivables collateralized by real estate were collateralized by first position liens on real estate and approximately 88% of the Receivables collateralized by real estate were not originated by a financial institution.

      7.  Term Investment; Absence of a Trading Market, Lack of Liquidity:
The Debentures offered hereby will be issued for specified terms and should not be considered liquid investments. See "DESCRIPTION OF DEBENTURES." Investors should be prepared to hold the Debentures until maturity. The Debentures are not traded on any stock exchange and there is no independent public market for the Debentures. At present, management does not anticipate applying for a listing for such public trading.

      8.  Lack of Indenture Restrictions and Ability to Incur Additional
Indebtedness: The Debentures are issued pursuant to an Indenture which does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. Debenture holders should not rely on the terms of the Indenture for protection of their investments, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations. Debentures will not be guaranteed or insured by any governmental agency. There is no sinking fund for the retirement of Debentures. On September 30, 1997, Metropolitan had outstanding approximately $185,214,000 (principal and compounded and accrued interest) of debenture debt and $4,918,000 (principal and accrued interest) of collateralized debt and similar obligations. The Debentures are senior in liquidation to all outstanding equity securities of Metropolitan. Debentures are subordinate in liquidation only to Metropolitan's collateralized debt and are on parity with all other outstanding debentures, unsecured accounts payable and unsecured accrued liabilities. In the event of liquidation of the Consolidated Group, the policyholders and creditors of Metropolitan's subsidiaries would be paid prior to Debentureholders to the extent of the net assets of the subsidiaries.

      9. Risks Related to Environmental Conditions and Regulations: In the course of its business, the Consolidated Group acquires properties, generally through foreclosure. Various state and federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

      10. Conflicts of Interest: Metropolitan and various of its subsidiaries and affiliates engage in similar business activities which include investing in Receivables and other related activities. As a result, certain conflicts of interest may arise between or among these companies. A common management group directs the activities of all of the companies in the Consolidated Group. Metropolitan provides general management and Receivable acquisition services to Western United. Metwest provides receivable servicing and collection services to Metropolitan and Western United. Metropolitan and Metwest also provide these services to Summit, Old Standard, and Arizona Life. Summit is controlled by C. Paul Sandifur Jr., President of Metropolitan and President of most of the companies within the Consolidated Group. On January 31, 1995, Summit purchased MIS from Metropolitan, and acquired the Metropolitan property development division. Also on May 31, 1995, Metropolitan sold Old Standard to one of Summit's subsidiaries. As a result of these affiliated relationships, certain conflicts of interest may now exist and may arise between or among the Consolidated Group, Summit, Old Standard and Arizona Life. Investors in Metropolitan's securities must rely on the integrity and corporate responsibilities of Metropolitan and its subsidiaries' officers and directors in making business decisions and directing the operations of Metropolitan and its subsidiaries.

      11. Government Regulations: The Consolidated Group's business activities are subject to extensive regulation, including regulation of its Receivable origination, acquisition and servicing activities. Metropolitan's sale of debentures is regulated by the State of Washington pursuant to the Debenture Company Act. During the securities offering which expires January 31, 1998, Metropolitan's ability to sell securities was restricted by the state of Washington to an aggregate outstanding amount of debentures and preferred stock (at liquidation preference) of $295,800,000, pending improvement in Metropolitan's ratio of earnings to fixed charges and preferred stock dividends. For the purposes of this calculation, the earnings of subsidiaries are excluded unless actually paid to Metropolitan as dividends. This limitation was sufficiently above the amount of debentures and preferred stock that Metropolitan had outstanding during the offering period that it did not restrict Metropolitan's ability to sell debentures and preferred stock during the twelve month period ending January 31, 1998. Management is unable to predict with any degree of certainty whether the state of Washington will impose similar or additional restrictions during this offering or future securities offerings or whether any such restrictions would impact the financial condition, including the liquidity, of Metropolitan.

                           DESCRIPTION OF DEBENTURES

General

      The Debentures will be issued under an Indenture dated as of July 6, 1979 and a supplement thereto dated as of December 31, 1997. The following statements relating to the Debentures and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement and is also available for inspection at the office of the Trustee.

      The Debentures will represent unsecured general obligations of Metropolitan and will be issued in book entry form without coupons, in fractional denominations of $0.01 or more subject to the stated minimum investment amount requirements. The Debentures will be sold at 100% of the principal amount. The Debentures will have the minimum investment amounts, maturities and interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts may be changed at any time by Metropolitan by way of a supplement to this Prospectus. Any such change will have no effect on the terms of the previously sold Debentures.

      Debentures may be transferred or exchanged for other Debentures of the same series of a like aggregate principal amount subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of Debentures. Metropolitan may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Debentures are not convertible into capital stock or other securities of Metropolitan.

      The Debentures are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below. Also, in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, Metropolitan may, in its sole discretion, entertain a request for an early payout of a Debenture upon terms mutually agreed to by the holder of the Debenture and Metropolitan. Such early payout requests, when received, are reviewed in the order received.

Payment of Principal and Interest

      Interest will be payable to Debentureholders under one of several plans. The purchaser may elect to have interest paid on a monthly, quarterly, semi-annual or annual basis, without compounding; or may elect to leave the accrued interest with Metropolitan in which case it will compound semi-annually at the stated interest rate. Debentureholders may change the interest payment election at any time by written notice to Metropolitan. Under the compounding option, upon written notice to Metropolitan, the Debentureholder(s) may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date Metropolitan receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

      Alternatively, at the election of the Debentureholder, at the time of investment, and subject to the minimum term and investment requirements set forth on the cover page of this Prospectus, level monthly installments comprised of principal and interest will be paid to the Debentureholder commencing 30 days from the issue date of the Debenture until maturity. The amount of each installment will be determined by the amortization term designated by the Debentureholder at the time the Debenture is purchased.

      Debentureholders are notified in writing between 15 and 45 days prior to the date their Debentures will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. Metropolitan will pay the principal and accumulated interest due on matured Debentures to the registered owner(s) in cash at Metropolitan's main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

      In the event of the death of a Debentureholder, any party entitled to receive some or all of the proceeds of the Debenture may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, Metropolitan may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Metropolitan's discretion, it considers necessary to fulfill its obligations.

Related Indebtedness

      The Indenture pursuant to which the Debentures are issued does not restrict Metropolitan's ability to issue additional debentures or to incur other debt. The Indenture does not require Metropolitan to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the Debentures. Debentures will not be guaranteed or insured by any governmental agency. The State of Washington regulates the amount of debt securities Metropolitan may issue, its debt to equity ratio, certain of its investments and various other aspects of its business. At September 30, 1997, Metropolitan had outstanding approximately $185,214,000 (principal and compounded and accrued interest) of debenture debt and $4,918,000 (principal and accrued interest) of collateralized debt and similar obligations. The Debentures offered hereby are senior in liquidation to all outstanding equity securities of Metropolitan. They are subordinate to Metropolitan's collateralized debt as set forth above and are on a parity with unsecured accounts payable and accrued liabilities. There are no limitations on Metropolitan's ability to incur additional collateralized debt. Debentureholders should not rely on the terms of the Indenture for protection of their investment, but should look rather to the creditworthiness of Metropolitan and its ability to satisfy its obligations.

Concerning the Trustee

      Seattle First National Bank (Seafirst) was the Indenture Trustee until March 8, 1996 when Seafirst sold its trust activities to First Trust National Association ("First Trust" or the "Trustee") which assumed all of the duties of the Trustee pursuant to the terms of the Trust Indenture, as amended. The Trustee is obligated under the Indenture to oversee and, if necessary, to take action to enforce fulfillment of Metropolitan's obligations to Debentureholders. The Trustee is a national banking association, with a combined capital and surplus in excess of $100 million. Metropolitan and certain of its subsidiaries may maintain deposit accounts and from time to time, may borrow money from the Trustee and conduct other banking transactions with it. At September 30, 1997, and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Metropolitan and its subsidiaries, and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include the failure of Metropolitan to pay interest on any Debenture for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Debenture when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Metropolitan. Upon the occurrence of an event of default, either the Trustee or the holders of 25% or more in principal amount of Debentures then outstanding may declare the principal of all the Debentures to be due and payable immediately.

      The Trustee must give the Debentureholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Debentureholders, except if the default consists of failure to pay principal or interest on any Debenture.

      Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Debentures then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Debentures before acting at their direction.

      Within 120 days after the end of each fiscal year, Metropolitan must furnish to the Trustee a statement of certain officers of Metropolitan concerning their knowledge as to whether or not Metropolitan is in default under the Indenture.

Modification of the Trust Indenture

      Debentureholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of Debentures required for modification is effective against any Debentureholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

      Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either

 Metropolitan is the continuing corporation or the corporation formed by such consolidation, or into which Metropolitan is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Metropolitan under the Indenture and certain other conditions precedent are fulfilled.

Transfer Agent and Registrar
      Metropolitan acts as its own transfer agent and registrar of the Debentures.

                                 LEGAL MATTERS

LEGAL OPINION

      The legality of the Debentures offered hereby is being passed upon for Metropolitan by Susan A. Thomson, who is employed by Metropolitan as its Assistant Corporate Counsel and Vice President.

LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against any of the companies within the Consolidated Group or to which its property is subject.

                                    EXPERTS

      The consolidated balance sheets of Metropolitan and its subsidiaries as of September 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph describing changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             PLAN OF DISTRIBUTION

      The Debentures are offered directly to the public on a continuing best efforts basis through MIS, which is affiliated with Metropolitan through the common control of C. Paul Sandifur Jr. See "RISK FACTORS-Conflicts of Interest." Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Debentures. A commission will, however, be paid by Metropolitan on most Debenture purchases up to a maximum amount of 6% of the Debenture price, depending on the term of the Debenture and whether or not the transaction is a reinvestment or new purchase. Debentures are offered only for cash or cash equivalents. MIS will transmit such funds directly to Metropolitan by noon of the next business day after receipt. During the three fiscal years ended September 30, 1997, MIS has received commissions of $2,816,616 from Metropolitan on sales of approximately $100,756,000 of Metropolitan's debentures.

      MIS is a member of the National Association of Securities Dealer's, Inc.
(NASD). As such, NASD Rule 2720 applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Debentures offered through this Prospectus. Accordingly, MIS has obtained an opinion from South Coast Financial Securities, Inc., a NASD member, ("South Coast") that the interest rates on the Debentures using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. Metropolitan undertakes to maintain the interest rates on Debentures no lower than those recommended by South Coast based on the formula. Accordingly, the yield at which the Debentures will be distributed will be no lower than that recommended by South Coast. South Coast has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Debentures offered hereunder, South Coast is to be paid $65,000 in fees and a maximum of $5,000 in accountable expenses.

      The Registrant has agreed to indemnify South Coast against, or make contributions to South Coast with respect to certain liabilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

      There is not now and Metropolitan does not expect that there will be a public trading market for the Debentures in the future. MIS does not intend to make a market for the Debentures. See "RISK FACTORS-Term Investment; Absence of a Trading Market, Lack of Liquidity."

      MIS may enter into selected dealer agreements with and reallow to certain dealers, who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Debentures sold by such dealers.

                                 USE OF PROCEEDS

      Debenture Proceeds . . . .  If all the Debentures offered are sold,
Metropolitan expects net proceeds from this Debenture offering of $100,000,000 to $94,000,000 before deducting other expenses estimated at $205,000 and after sales commissions. There can be no assurance, however, that any of the Debentures can be sold. Sales commissions will range up to a maximum of $6,000,000 (6%) depending on maturities of Debentures sold and whether sales are reinvestments or new purchases.

      In conjunction with the other funds available to it through operations and/or borrowings, Metropolitan will utilize the proceeds of the Debenture offerings for the following purposes, shown in their descending order of priority: funding investments in Receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures; or the acquisition of other companies, and development of real estate now held or which may be acquired. The Consolidated Group continues to evaluate possible acquisition candidates. Presently there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures through the period ending January 31, 1998, proceeds of this offering may be used for retiring maturing debentures, preferred stock dividends and for general corporate purposes (debt service and other general operating expenses.) Approximately $28.7 million in principal amount of debt securities will mature between February 1, 1998 and January 31, 1999 with interest rates ranging from 6.25% to 10.25% and averaging approximately 7.7% per annum. See "RISK FACTORS-Dependence Upon Leverage Financing."

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Due to Metropolitan's inability to accurately forecast the total amount of Debentures to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

      In the event substantially less than the maximum proceeds are obtained, Metropolitan does not anticipate any material changes to its planned use of proceeds from those described above.

                                INDEMNIFICATION

      Metropolitan's Articles of Incorporation provide for indemnification of Metropolitan's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Metropolitan unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his or her duties in the conduct of his or her office. Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law. Such indemnification is not currently covered by insurance.

      As of the date of this Prospectus, no contractual or other agreements providing for indemnification of officers, directors or employees were in existence other than as set forth above. Pursuant to Washington State law, Metropolitan is required to indemnify any director for his or her reasonable expenses incurred in the successful defense of any proceeding in which such director was a party because he or she was a director of Metropolitan.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Metropolitan's officers, directors or controlling persons pursuant to the foregoing provisions, Metropolitan has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                        Form S-2 Registration Statement

                    Information Not Required in Prospectus


Item 14:    Other Expenses of Issuance and Distribution

      SEC Registration Fee..........................          $ 30,303
      NASD Filing Fee...............................            10,500
      * Blue Sky Qualification Fees and Expenses....             3,000
      Independent Underwriter Fee and Expenses......            70,000
      * Accounting Fees and Expenses................            50,000
      * Legal Fees and Disbursements................            20,000
      * Trustee's Fees and Expenses.................             5,000
      * Printing Expenses...........................            15,000
      * Miscellaneous Expenses......................             1,197
      Total Expenses................................          $205,000

      * Estimated

Item 15:    Indemnification of Directors and Officers

      Article X of the registrant's Articles of Incorporation provides as follows:

      Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed to the best interest of the corporation.

Item 16.    Exhibits

      (a)   Exhibits

            *1(a). Form of Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. regarding Investment Debentures, Series III.

            *1(b). Form of Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and South Coast Financial Securities, Inc. with respect to Debentures to be registered.

            *1(c). Form of Pricing Opinion of South Coast Financial Securities, Inc. with respect to Debentures to be registered.

            4(a). Indenture, dated as of July 6, 1979, between Metropolitan and Seattle-First National Bank, Trustee (Exhibit 3 to Metropolitan's Annual Report on Form 10-K for fiscal 1979).

            4(b). First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee (Exhibit 4 to Metropolitan's Annual Report on Form 10-K for fiscal 1980).

            4(c). Second Supplemental Indenture, dated as of November 12, 1984, between Metropolitan and Seattle-First National Bank, Trustee (Exhibit 4(d) to Registration No. 2-95146).

            4(d). Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (Exhibit 4(d) to Form 10-K filed January 8, 1998).

            *5. Opinion of Susan A. Thomson, Attorney at Law, as to validity of Investment Debentures.

            9. Irrevocable Trust Agreement (Exhibit 9(b) to Registration No. 2-81359).

            10(a). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Bruce Blohowiak (Exhibit 10(a) to Form 10-K filed January 8, 1998).

            10(b). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Michael Kirk (Exhibit 10(b) to Form 10-K filed January 8, 1998).

            10(c). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Jon McCreary (Exhibit 10(c) to Form 10-K filed January 8, 1998).

            10(d). Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Exhibit 10(d) to Form 10-K filed January 8,
                        1998).

            *11. Statement indicating computation of earnings per common share.

            *12. Statement of computation of ratio of earnings to fixed charges.

            *23(a).     Consent of Coopers & Lybrand, Independent Accountants.

            23(b).      Consent of counsel.  Reference is made to Exhibit
                        5(a).

            *25. Statement on Form T-1 of First Trust National Association. (Exhibits to this Exhibit have been filed in paper pursuant to a continuing hardship exemption granted January 24, 1994).

            27. Financial Data Schedule (Exhibit 27 to Form 10-K filed January 8, 1998).

            * Filed herewith.

Item 17.    Undertakings

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to
                        the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)
       under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 8th day of January, 1998.

            METROPOLITAN MORTGAGE & SECURITIES CO., INC.

            /s/ C. PAUL SANDIFUR, JR.

            _____________________________________________
            C. Paul Sandifur, Jr., Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                         Title                    Date
/s/ C. PAUL SANDIFUR, JR.

_________________________        President,                      1/8/98
C. Paul Sandifur, Jr.            Chief Executive Officer,
                                 Chairman of the Board

/s/ BRUCE J. BLOHOWIAK

_________________________        Executive Vice President,       1/8/98
Bruce J. Blohowiak               Chief Operating Officer,
                                 Director

/s/ STEVEN CROOKS

_________________________        Vice President,                 1/8/98
Steven Crooks                    Principal Financial
                                 Officer, Principal
                                 Accounting Officer

/s/ REUEL SWANSON

_________________________        Secretary and Director          1/8/98
Reuel Swanson


/s/ IRV MARCUS



_________________________        Director                        1/8/98
Irv Marcus

/s/ HAROLD ERFURTH

_________________________        Director                        1/8/98
Harold Erfurth

/s/ JOHN TRIMBLE

_________________________        Director                        1/8/98
John Trimble